UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Ivanhoe Electric Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46578C108

(CUSIP Number)

Avner Bengera

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46578C108
1.	Names of Reporting Person Saudi Arabian Mining Company (Ma’aden)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kingdom of Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 11,783,254
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 11,783,254
	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by the Reporting Person 11,783,254
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%*
14.	Type of Reporting Person (See Instructions) CO

* Percentage is based on the sum of 117,524,115 outstanding Shares (as defined below), as set forth in the representations and warranties made by the Issuer for the benefit of the Reporting Person in the Top-Up Subscription Agreement, and 1,513,650 Shares acquired by the Reporting Person pursuant thereto, as described in Item 4 below (collectively, the “Outstanding Shares”).

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The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D originally filed on July 17, 2023 (the “Schedule 13D”), as amended by Amendment No. 1, filed on October 16, 2023, and Amendment No. 2, filed on October 23, 2023 (the Schedule 13D as so amended, the “Amended Schedule 13D”) with the Securities and Exchange Commission by Saudi Arabian Mining Company (Ma’aden) (the “Reporting Person”) with respect to shares of common stock, par value $0.0001 per share (the “Shares”), of Ivanhoe Electric Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 amends the Amended Schedule 13D as specifically set forth herein. Other than as set forth below, the Amended Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Amended Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 of this Amendment No. 3 is incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended to add the following:

On October 31, 2023, the Reporting Person acquired 1,513,650 Shares at a price of $13.50 per Share from the Issuer pursuant to the Top-Up Subscription Agreement. The Reporting Person funded the acquisition of such Shares from its generally available funds.

Item 5. Interest in Securities of the Issuer.

The information contained in paragraph (a) of Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)	The Reporting Person owns 11,783,254 Shares, representing approximately 9.9% of the Outstanding Shares.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2023

SAUDI ARABIAN MINING COMPANY (MA’ADEN)

By:	/s/ Louis Irvine
	Name:	Louis Irvine
	Title:	Executive Vice President, Finance and Chief Financial Officer

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